Exhibit 8.1

List of Principal Subsidiaries, the Variable Interest Entity and the Subsidiaries of the Variable Interest Entity

Subsidiaries	Place of Incorporation
Niu Technologies Group Limited	Hong Kong
Beijing Niudian Information Technology Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Beijing Niudian Technology Co., Ltd.	PRC

Subsidiaries of the Variable Interest Entity	Place of Incorporation
Jiangsu Xiaoniu Diandong Technology Co., Ltd.	PRC
Shanghai Xiaoniu Internet Technology Co., Ltd.	PRC
Changzhou Niudian International Trading Technology Co., Ltd.	PRC